

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

<u>Via Email</u>
Mr. Shawn Ding
Chief Executive Officer
ChinaEdu Corporation
4th Floor-A, GeHua Building
QinglongHutong No 1, Dongcheng District
Beijing 100007, People's Republic of China

      Re: ChinaEdu Corporation
             Form 20-F for the fiscal year ended December 31, 2011
             Filed April 27, 2012
             File No. 001-33858

Dear Mr. Ding:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terry French for

                        Larry Spirgel
                        Assistant Director